SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)

                               Zapata Corporation
                               ------------------
                                (Name of Issuer)

                          Common Stock $0.01 Par Value
                        --------------------------------
                         (Title of Class of Securities)


                                    989070R17
                                 ---------------
                                 (CUSIP Number)

                              Gordon E. Forth, Esq.
                     WOODS, OVIATT, GILMAN, STURMAN & CLARKE
                               44 Exchange Street
                            Rochester, New York 14614
                                 (716) 454-5370

                                 --------------
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)


                                   May 2, 1996
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box


     Check the following box if a fee is being paid with the statement

                                  SCHEDULE 13D

 CUSIP NO. 98907OR17                       Page 2 of 23 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 The Malcolm I. Glazer Trust


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                                (b)


 3   SEC USE ONLY


 4   SOURCE OF FUNDS


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Florida

         NUMBER OF         7   SOLE VOTING POWER
          SHARES
       BENEFICIALLY                                   10,415,384
         OWNED BY
                           8   SHARED VOTING POWER
           EACH
     REPORTING PERSON
                                                             -0-
           WITH

                           9   SOLE DISPOSITIVE POWER

                                                      10,415,384
                           10  SHARED DISPOSITIVE POWER

                                                             -0-


 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,415,384

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.3%

 14  TYPE OF REPORTING PERSON

                                  SCHEDULE 13D

 CUSIP NO. 98907OR17                       Page 3 of 23 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Malcolm I. Glazer
                   S.S. No. ###-##-####

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                                (b)


 3   SEC USE ONLY


 4   SOURCE OF FUNDS

                   PF
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]




 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

         NUMBER OF         7   SOLE VOTING POWER
          SHARES
       BENEFICIALLY                                   10,415,384
         OWNED BY
                           8   SHARED VOTING POWER
           EACH
     REPORTING PERSON
                                                             -0-
           WITH

                           9   SOLE DISPOSITIVE POWER

                                                      10,415,384

                           10  SHARED DISPOSITIVE POWER

                                                             -0-

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    10,415,384

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    35.3%

 14  TYPE OF REPORTING PERSON

                     IN

     This Amendment No. 15 ("Amendment No. 15") amends and supplements the

Schedule 13D and statement attached thereto, as previously amended ("Schedule

13D"), filed on behalf of Malcolm I. Glazer ("Glazer") and The Malcolm Glazer

Trust ("Trust" and together with Glazer, the "Reporting Persons") relating to the common stock, par value $.01 per share, of Zapata Corporation "(Zapata"),

and is hereby filed on behalf of the Reporting Persons.  All capitalized terms used in this Amendment No. 15 and not otherwise defined herein have the meanings previously ascribed to such terms in the Schedule 13D.


Item 4. Purpose of Transaction.
        ----------------------

     Item No. 4 is hereby amended by inserting the following paragraph immediately prior to the last paragraph thereof:

     On May 2, 1996 Zapata announced in a press release that it had entered into a Letter of Intent with Houlihan's Restaurant Group, Inc. ("Houlihan's") pursuant to which Zapata has proposed an acquisition of Houlihan's for a combination of cash and stock totalling $8.00 per share. The Reporting Persons together with members of the Glazer family hold approximately 73.3% of Houlihan's outstanding shares of common stock. According to the press release, the proposed merger would result in each share of Houlihan's stock being converted into $4.00 in cash, without interest, and $4.00 in average market value of Zapata common stock based on a specified the number of trading days prior to the effective date of the merger. Under the proposal, Houlihan's shareholders not affiliated with the Reporting Persons would be afforded the opportunity to elect, subject to pro ration, to receive 100% cash in the merger for their Houlihan's shares. In the event that the unaffiliated stockholders, as a group, elect to receive cash in the merger in such amount that the aggregate ownership of Zapata common stock by Reporting Persons and their affiliates after the merger would exceed 49.9% of Zapata's outstanding common stock, then the cash elections of the unaffiliated stockholders would be reduced pro rata to assure that the Reporting Persons and their affiliates do not exceed the 49.9% ownership interest limitation upon consummation of the merger. Based on the foregoing and assuming that a merger agreement is entered into, appropriate approvals and consents thereto are received and the merger is consummated, the Reporting Persons' Zapata ownership interest could increase to 49.9% of Zapata's outstanding common stock. A copy of Zapata's press release is attached hereto as Exhibit 15 and incorporated herein by reference.
                   ----------

                                 Page 4 of 23 Pages

Item 5. Purpose of Transaction.
        ----------------------

     Item No. 5(a) is hereby amended by deleting that Item in its entirety and replacing it with the following:

(a) The Reporting Persons are the beneficial owners of 10,415,384 shares of Zapata common stock, which constitutes approximately 35.3% of Zapata's outstanding shares of common stock, par value $.25 per share. Of those shares, 10,395,384 shares are owned of record by the Trust and 20,000 shares are purchasable presently or within 60 days after the date hereof by Glazer at an exercise price of $5.94 per share pursuant to options granted on July 2, 1993 by Zapata to Glazer under a certain stock option plan.

Item 6.  Contracts, Arrangements, Understandings or Relationships With
           Respect to the Securities of the Issuer
           ---------------------------------------------------------------------

- --

     Item No. 6 is hereby amended by inserting the following paragraph immediately after the last paragraph thereof:

     On April 30, 1996, Zapata and the Reporting Persons entered into an Agreement which restricts the Reporting Persons' from acquiring, selling, voting and otherwise dealing with their current and future Zapata stockholdings during the term of the Agreement. Under the Agreement, the Reporting Persons have agreed on behalf of themselves and members of the Glazer family and entities controlled by them not to increase their ownership of voting securities of Zapata beyond 49.9% of Zapata's outstanding voting securities, unless, among other things, such increases are approved by a majority of the directors of the Zapata Board who are not members of the Glazer family or are made in response to a tender offer or similar proposal by others to acquire more than 20% of Zapata's outstanding voting securities. Further, the Reporting Persons may exceed the 49.9% limitation if a holder of greater than 5% of Zapata's outstanding voting securities discloses an intent to acquire control of Zapata.

     So long as the Agreement remains in effect, the Reporting Persons have a right of first purchase to maintain their proportionate ownership position in Zapata. Generally, the Agreement provides that Zapata has a right to acquire any voting securities sought to be transferred by the Reporting Persons. The Reporting Persons are permitted under the Agreement to sell their voting securities free of Zapata's right of first refusal in a number of circumstances, including sales or transfers to purchasers that agree to be bound by the terms of the Agreement, pursuant to a public distribution, in response to a tender offer by an unaffiliated third party for at least 14.9% of Zapata's outstanding voting securities, in connection with corporate reorganizations or upon conversion, exchange or exercise of outstanding securities. The Agreement prohibits Zapata from soliciting proposals for acquisitions of Zapata so long as the Reporting Persons hold more than 9.9% of Zapata's outstanding voting securities; however, Zapata has reserved the right to respond to unsolicited proposals from other parties.

                                 Page 5 of 23 Pages

     In the event that any combination between Zapata and any entity in which the Reporting Persons own 15% or more of the voting equity, such as Houlihan's, the Zapata Board is required to appoint a special committee which will negotiate and approve the transaction. In the event of a proposed acquisition of any such Glazer controlled entity, the Reporting Persons have agreed to grant the special committee evaluating such acquisition an irrevocable proxy to vote all of the Reporting Persons' Zapata shares in such manner as a majority of the committee members may determine.

     The Agreement terminates upon, among other events, the first to occur of 18 months of Zapata's acquisition of Houlihan's, Zapata's announcement that it does not intend to acquire Houlihan's, the acquisition by another party of securities representing 20% or more of the voting power attributable to Zapata's outstanding capital stock, a breach of the Agreement by Zapata or the Reporting Persons' acquisition of more than 50% of Zapata's outstanding voting securities in accordance with the terms of the Agreement. In the event that Zapata announces its intention to acquire another Glazer controlled entity by the Reporting Persons prior to the expiration of the Agreement, the Agreement's termination date will be automatically extended until the first to occur of 18 months after the acquisition of such entity or Zapata's announcement that it does not intend to acquire such entity.

     A complete copy of the Agreement is attached hereto as Exhibit 16 and is
                                                            ----------
incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

     Item No. 7 is hereby amended by inserting the following exhibits immediately after the last exhibit appearing thereunder:

     Exhibit 15 -   May 2, 1995 Press Release Issued by Zapata

     Exhibit 16 -   Agreement dated as of April 30, 1996 among Zapata and the
                    Reporting Persons


                                 Page 6 of 23 Pages

                                 SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 15 is true, complete and correct.


Dated:  May 14, 1996


                              THE MALCOLM GLAZER TRUST

                              By: /s/ MALCOLM I. GLAZER, AS TRUSTEE
                                  ---------------------------------------
                                   Malcolm I. Glazer, as Trustee
                                   By: Avram Glazer, Power of Attorney



                              /s/ Malcolm Glazer
                              --------------------------------------------
                              Malcolm I. Glazer
                              By:  Avram Glazer, Power of Attorney


                                 Page 7 of 23 Pages